Exhibit 99.44

GRANDE WEST TO SHOWCASE PRODUCTS AT 2020 CUTA CONFERENCE

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: GWTNF) (FRA: 6LG) – November 12, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, is pleased to announce its participation in the Canadian Urban Transit Association’s (“CUTA”) 2020 Virtual Conference.

Every year, CUTA’s conference and transit show brings the industry together. And in a year unlike any other for transit, CUTA is holding a conference November 16-19 like never before by going virtual. It will deliver the same quality programming as always, allow for networking as usual, but do it online with more international content.

Grande West is participating in the virtual transit show on Tuesday, November 17, overcoming geographical and time zone barriers interacting with potential candidates in a digital environment. Through a virtual booth loaded with Grande West’s company content, we will have a chat function accessible from any location and device. As such, the virtual transit show is a convenient way to support recruitment efforts and showcase the company.

Michael Roschlau, Grande West Senior Advisor stated, “I am looking forward to representing the Company in the new CUTA virtual conference format and showcasing current and upcoming product lines. I have been receiving a lot of interest in Grande West’s new medium-duty Vicinity gas and full electric EV model, as well as continued discussions about the Vicinity heavy duty models.”

For more information on the 2020 CUTA Conference please visit: https://cutaactu.ca/en/transitshow

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world-class manufacturing partners to produce the Purpose-Built Vicinity heavy-duty bus available in clean diesel, gas, and CNG drive systems. The Vicinity LT EV with an electric propulsion drive system is available for 2021 deliveries.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and with a strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

www.grandewest.com

For investor relations, please contact:

Paradox Public Relations Inc.

Karl Mansour

Managing Director

Ph: (514) 341-0408 or 1-866-460-0408

IR@grandewest.com

Company contact:

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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